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                               June 10, 2021

       Meng Dong James Tan
       Chief Executive Officer
       8i Acquisition 2 Corp.
       c/o 6 Eu Tong Sen Street
       #08-13 Singapore 059817

                                                        Re: 8i Acquisition 2
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2021
                                                            File No. 333-256455

       Dear Mr. Tan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 24, 2021

       Management
       Directors, Director Nominees and Executive Officers , page 70

   1. You disclose in footnote one that director nominees will be appointed to the Board of
                                                        Directors on the date
the registration statement is declared effective. Please revise to clarify, if true, that
the director nominees will be appointed to the Board of Directors after the registration
statement is declared effective.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Meng Dong James Tan
8i Acquisition 2 Corp.
June 10, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3856 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.



FirstName LastNameMeng Dong James Tan                      Sincerely,
Comapany Name8i Acquisition 2 Corp.
                                                           Division of
Corporation Finance
June 10, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName